                               FORM OF LETTER TO
                             SHAREHOLDERS WHO HAVE
                             REQUESTED INFORMATION

                             THE MEXICO FUND, INC.
                              1775 EYE STREET, NW
                             WASHINGTON, DC 20006

Dear Shareholder:

   As you requested, we are enclosing a copy of the Summary Term Sheet and Repurchase Offer Statement of The Mexico Fund, Inc. (the "Fund"), a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Repurchase Offer Statement describes the repurchase offer being extended by the Fund, which permits Shareholders to demand the repurchase of up to 100% of its issued and outstanding common stock, par value $l.00 per share (the "Shares"), at 98% of the Fund's per share net asset value at the close of business on the Expiration Date (as defined below) in exchange for Portfolio Securities (as defined below) (the "Repurchase Offer"). Portfolio Securities are a pro-rata portion of each of the securities (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions and certain illiquid securities), subject to adjustments for fractional shares and odd lots, and any cash held in the Fund's investment portfolio at the close of business on the Expiration Date (as defined below). The Repurchase Price is equal to 98% of the Fund's per share net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, subject to the terms and conditions set forth in the Repurchase Offer Statement dated May 8, 2002 and the related Letter of Transmittal (which together constitute the "Offer Documents"). THE REPURCHASE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME ON JUNE 7, 2002, UNLESS EXTENDED (THE "EXPIRATION DATE").

   If, after reviewing the information set forth in the Offer Documents, you wish to present your Shares for repurchase by the Fund, please contact your broker, dealer or other nominee to present your Shares for redemption for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer Documents to present your Shares for redemption. To receive the Portfolio Securities you must make arrangements to establish custodial and securities accounts on your behalf with a bank or broker in Mexico (the "Mexican Account"). You may also consider contacting a U.S. broker, dealer, commercial bank, trust company or other nominee and depositing your shares in an account with it and seeking its assistance in participating in the Repurchase Offer. The actual per share expenses for redeeming Shareholders of participating in the Repurchase Offer will depend on a number of factors including the number of Shares redeemed, the Fund's portfolio composition at the time and market conditions prevailing during the process. The Fund will bear the expenses of offering the Repurchase Offer which include the costs of producing and mailing the Repurchase Offer Statement and other documents, and the other expenses of the Depositary, the Information Agent and the Fund's custodian. However, you may be charged a fee by a broker, dealer or other institution for establishing the Mexican Account, and/or a fee by a broker, dealer or other institution for submitting the documentation necessary to participate in the Repurchase Offer. It should also be noted that participation in the Repurchase Offer will generally be a taxable transaction.

   Neither the Fund nor its Board of Directors is making any recommendation to you or any holder of Shares as to whether to participate in the Repurchase Offer. You are urged to consult with your broker, financial advisor or tax advisor before deciding whether to participate in the Repurchase Offer. The Fund has been advised that no director, officer of the Fund nor the Fund's investment adviser is participating in the Repurchase Offer. The Repurchase Offer represents the launch of the Fund's quarterly in-kind share repurchase policy.

   The Fund's NAV on April 30, 2002 was $20.67 per Share. The NAV can be expected to vary with changes in the value of the investments held by the Fund. On the Expiration Date the NAV may be higher or lower than it was on April 30, 2002. The Fund publishes its NAV each Monday in THE WALL STREET JOURNAL under the heading "Closed End Funds." The Fund's NAV is also published in BARRON'S. The Fund's web site (www.themexicofund.com) also publishes the daily NAV of the Fund.

   During the pendency of the Repurchase Offer, you may obtain current NAV quotations for the Fund by calling Morrow & Co., Inc., the Information Agent, at 800-607-0088 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Requests for additional copies of the Offer Documents and any other relevant documents may also be directed to the Information Agent.

   The Fund anticipates publishing the Fund's schedule of investments via press release and on the Fund's web site on the Expiration Date. The Portfolio Securities will be a pro-rata portion of the Fund's schedule of investments subject to certain adjustments.

   Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call the Information Agent at the number set forth immediately above.

                                          Yours truly,

                                          THE MEXICO FUND, INC.